Exhibit 1

AudioCodes Press Release

P R E S S R E L E A S E

Company Contact	IR Agency Contact
Shirley Nakar - Orgad Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Brett Maas, Managing Partner Hayden IR Tel: +1-646-536-7331 Brett@haydenir.com

AudioCodes Announces Launch of Public Offering of Ordinary Shares

Lod, Israel – June 2, 2020 - AudioCodes (NASDAQ: AUDC) Press Release

AudioCodes today announced the launch of an underwritten public offering of 2,600,000 ordinary shares pursuant to a registration statement on Form F-3 filed with the Securities and Exchange Commission (“SEC”). AudioCodes expects to grant the underwriters a 30-day option to purchase up to an additional 390,000 ordinary shares.

AudioCodes intends to use the proceeds from the offering for general corporate purposes, including, among other things, working capital requirements and possible future acquisitions. AudioCodes has no agreements or understandings with respect to any acquisition or investment at this time.

BofA Securities, Inc. and Citigroup are acting as lead bookrunners and representatives of the underwriters for this offering. Barclays Capital Inc. and Jefferies LLC are also acting as bookrunners and Needham & Company, LLC is acting as co-manager in the offering.

AudioCodes has filed a preliminary prospectus supplement to its shelf registration statement on Form F-3 with the SEC for the proposed offering of its ordinary shares. The proposed offering will be made only by means of a prospectus supplement and the accompanying prospectus. When available, a copy of the preliminary prospectus supplement relating to the offering and accompanying prospectus may be obtained from:

•	BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department or via email dg.prospectus_requests@bofa.com; and

•	Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, via telephone: 1-800-831-9146 or via email prospectus@citi.com.

The offering of these securities is being made under an effective shelf registration statement on file with the SEC. The registration statement can be accessed through the SEC’s website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

AudioCodes Press Release

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced communications software and productivity solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These Forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve and are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; possible adverse impact of the COVID-19 pandemic on our business and results of operations; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission as such factors may be updated from time to time in our other filings with the SEC, including the registration statement relating to the offering, which are accessible on the SEC’s website at www.sec.gov. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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